November 22, 2024

Via Edgar Transmission Ms. Jennifer O’Brien Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Washington, D.C. 20549

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Re:	Magic Empire Global Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2023 Response dated October 31, 2024 File No. 001-41467

Dear Ms. O’Brien:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 8, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F for Fiscal Year Ended December 31, 2023 (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.	Regarding the Company’s response to staff’s previous comment 1, we have the following comments:

● Please provide a detailed legal analysis of whether the receivable relating to Company A should be treated as an investment security for purposes of Section 3(a) of the Investment Company Act of 1940. In doing so, please specifically address whether the receivable would be treated as a note or investment contract and please also ensure that your response addresses whether and how such receivable is documented and the specific financial terms of such arrangement.

● We note from your response that the Company believes that time deposits placed with banks with original maturities of less than three months are cash items in the context of the analysis under Section 3(a)(1)(A) of the 1940 Act.

● Please update your legal analysis that such time deposits should be treated as cash items for purposes of Section 3(a)(1)(C) in light of (i) the 1982 amendments to the definition of “security” ( see, e.g., Public Law 97-303, 96 Stat. 1409 (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) ( see, e.g., section II.B.1.c and fn. 28).

● Please explain in detail whether, and to what extent, the Company and its subsidiaries have or had any investment intent with respect to the time deposits (addressing, in appropriate detail, the factors referenced in fn. 4 and 29 of Certain Prima Facie Investment Companies, SEC Release No. IC10937 (Nov. 13, 1979) (“3a-1 Release”)). In this regard, we note that the Rule 3a-1 Release states that “[c]ertificates of deposits and time deposits typically would not be considered cash items absent convincing evidence of no investment intent.” In your response, please address the Company’s basis for investing in time deposits given the “insignificant bank charges” associated with termination of such investments as compared to other cash management alternatives that are not subject to such charges.

● Your response failed to recalculate all calculations under “Nature of Present Assets” and “Sources of Income” and under Section 3(a)(1)(C) in response to our prior comment under the assumption that time deposits are not cash items. Accordingly, we reissue that portion of our comment in its entirety.

Response:

As previously submitted, the other receivable of HK$14,500,000 as of September 30, 2024 under GIL, at unconsolidated basis and at Group’s consolidated basis (being the same other receivable) represented the payment obligation arising from the redemption of investment in Company A. The Company divested its long-term investment to ease the Staff’s concern and requested for redemption of the investment in Company A. The other receivable represented the sum to be received by the Company arising from the redemption and it represented the payment obligation to be received by the Company and bear no interest and was due for payment by December 31, 2025. It is recorded as “other receivable” and is not a note nor investment contract. However, to further ease the Staff’s concern, the other receivable will be settled in full by end of December 2024.

As previously submitted, the Company believes that short-term time deposit with maturity of not more than 3 months have a high degree of liquidity and should be accounted for cash and cash equivalents pursuant to ASC 305, “Cash and Cash Equivalents” and the general definition of cash and cash equivalents adopted by the SEC. The Company also has no investment intent for placing short-term time deposit:

(i)	the Company has been a financial services provider in Hong Kong principally engages in the provision of corporate finance services. The Company is not and does not intend to hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. The Company considers cash and short-term time deposits as cash items and the Company is not engaging in the business of investing cash into time deposit for revenue. As shown in the revenue breakdown of the Company above, the Company’s revenue was from the provision of corporate finance services and the Company accounts for bank interest income as other income;

(ii)	the Company has not represented that it is involved in any business other than the provision of corporate finance services. The Company does not represent that it is in the business of investing cash into short-term time deposit for an investment income; and

(iii)	the activities of the officers and directors align with the Company’s representation that it is not involved in any business other than the provision of corporate finance services in Hong Kong. The officers and directors spend a trivial and negligible time in renewing the short-term time deposits. They utilize substantially all of the time in the provision of corporate finance services in Hong Kong.

However, to further ease the Staff’s concern, the Company will not renew the existing time deposits with maturity of not more than three months and will keep the cash at demand deposits/saving accounts and will only place time deposits with maturity of not more than seven days, as the case may be, as generally approved by the SEC in note 18 of the SEC Release No. IC-10937 (Nov. 13, 1979), which “this requirement in section 22(e) also has served as the basis for the Commission’s standard for determining liquidity. See, e.g., Investment Company Institute (pub. avail. May 26, 1995). The Commission considers a security to be illiquid if it cannot be disposed of within seven days in the ordinary course ofbusiness at approximately the price at which the fund has valued it. Id (citing Release 14983)”. The Company expects all existing time deposits mature before February 2025.

Accordingly, after the maturity of the existing short-term time deposits with maturity of not more than 3 months and the receipt of the other receivable, the Company will have no investment securities assumed by the Staff as defined under 3(a) of the Investment Company Act of 1940. Based on the above, the Company believes that the recalculation of all calculations under “Nature of Present Assets” and “Sources of Income” and under Section 3(a)(1)(C) in response to Staff’s prior comment under the assumption that time deposits are not cash items is no longer applicable.

The Company believes that it is not an “investment company” under Section 3(a)(1) of the Act because:

(1) it is not and does not intend to hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(2) it does not and does not intend to engage or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; and

(3) it does not and does not engage or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com